SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                               $0.00001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    099469108
                                 (CUSIP NUMBER)

                              JACK L. PFEILSTICKER
                      VICE PRESIDENT AND CORPORATE COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               GATEWAY CENTER FOUR
                                    7TH FLOOR
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4069
                                 (973) 802-9200
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 MARCH 27, 2003
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13d-1(E), 13d-1(F) OR 13d-1(G), CHECK THE FOLLOWING BOX [ ].

-----------------------------------------   ------------------------------------
CUSIP NO. 099469108                      13D                             Page 2
-----------------------------------------   ------------------------------------

--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                   PRUDENTIAL FINANCIAL, INC.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [  ]
                                                                  (b)     [  ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         S0URCE OF
           FUNDS:               N/A
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey
--------------------------------------------------------------------------------
      NUMBER OF SHARES                       7.         SOLE VOTING POWER
      BENEFICIALLY OWNED BY EACH                        13,995,685
      REPORTING PERSON WITH
                                             -----------------------------------
                                             8.         SHARED VOTING POWER
                                                        0

                                             -----------------------------------
                                             9.         SOLE DISPOSITIVE POWER
                                                        13,995,685

                                             -----------------------------------
                                             10.        SHARED DISPOSITIVE POWER
                                                        0

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,995,685
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.43%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILING OUT !

           This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), with the Commission on July 16, 2001 (the "Schedule 13D"). Unless otherwise set forth herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

Item 1.  Security and Issuer.
         --------------------

           Item 1 of the Schedule 13D is amended and restated to read in its entirety as follows:

           The equity securities to which this statement on Schedule 13D relates are shares of common stock, par value $0.00001 per share ("Common Stock") of Boots & Coots International Well Control, Inc. (the "Company"), a Delaware corporation, with its principal executive offices located at 11615 North Houston Rosslyn Road, Houston, Houston, Texas 77056.

Item 2. Identity and Background.
        ------------------------

           Item 2 of the Schedule 13D is amended and restated to read in its entirety as follows:

           This statement is filed by Prudential Financial, Inc., a New Jersey corporation ("Prudential Financial") on behalf of Prudential. Prudential is an indirect, wholly owned subsidiary of Prudential Financial. In December 2001, Prudential converted from a mutual life insurance company owned by its policyholders to a stock life insurance company, and became an indirect, wholly owned subsidiary of Prudential Financial. The securities which are the subject of this Schedule 13D are held directly by Prudential. The address of Prudential Financial is 751 Broad Street, Newark, New Jersey 07102-3777.

           The executive officers of Prudential Financial are listed below opposite their respective titles. The principal business address for each executive officer is 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America.

                   EXECUTIVE OFFICERS OF PRUDENTIAL FINANCIAL

Arthur F. Ryan                 Chairman, Chief Executive Officer and President

Vivian L. Banta                Vice Chairman

Mark B. Grier                  Vice Chairman

Rodger A. Lawson               Vice Chairman

John R. Strangfeld, Jr.        Vice Chairman

Robert C. Golden               Executive Vice President

James C. Spackman              Executive Vice President

Richard J. Carbone             Senior Vice President and Chief Financial Officer

Thomas J. Carroll              Senior Vice President and Chief Auditor

C. Edward Chaplin              Senior Vice President and Treasurer

Eric R. Durant                 Senior Vice President, Investor Relations

William D. Friel               Senior Vice President and Chief Information
                                 Officer
George C. Hanley               Senior Vice President, Compliance, and Risk
                                 Management

Ronald P. Joelson              Senior Vice President, Asset/Liability, and Risk
                                 Management

John M. Liftin                 Senior Vice President and General Counsel

Anthony Piszel                 Senior Vice President and Controller

Sharon C. Taylor               Senior Vice President, Corporate Human Resources

Kathleen M. Gibson             Vice President and Secretary

           Schedule I attached hereto and incorporated herein sets forth with respect to each director of Prudential Financial his or her name, address, citizenship and present principal occupation or employment.

           During the last five years, neither Prudential Financial, nor to the best of its knowledge, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

           The information set forth in Item 3 of the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.
         -----------------------

           Item 4 of the Schedule 13D is amended to add the following after the ninth paragraph thereof:

           On March 27, 2003 (the "Series G Conversion Date"), Prudential notified the Company of its intent to immediately convert an aggregate of 83,231 shares of Series G Stock (the "Series G Conversion Shares") into shares of Common Stock. On the Series G Conversion Date, Prudential beneficially held an aggregate of 97,240 shares of Series G Stock. The Series G Conversion Shares converted into an aggregate of 12,062,462 shares of Common Stock (the "Series G Conversion Common Stock"), based on the conversion price of $0.69 per share, which was adjusted from the original conversion price of $1.19 on July 1, 2002 pursuant to the terms of the Series G Stock.

           On March 27, 2003 and March 28, 2003, Prudential sold the Series G Conversion Common Stock in market transactions pursuant to the provisions of

Rule 144 promulgated by the Commission under the Securities Act of 1933, as amended, for aggregate gross proceeds of $9,617,307.98.

           Prudential continues to beneficially hold 11,965,396 shares of Common Stock issuable upon exercise of the Warrants and 2,030,289 shares of Common Stock issuable upon conversion of its remaining shares of Series G Stock. Prudential continues to evaluate the possible disposition of its interest in the Company.

           Except as set forth above, Prudential has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.
        --------------------------------------

           Items 5(a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

           (a) The responses of Prudential Financial to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of April 1, 2003, Prudential Financial, through its wholly owned subsidiary, Prudential, beneficially owned an aggregate of 13,995,685 shares of Common Stock, representing 16.43% of the outstanding shares of Common Stock. The outstanding shares of Common Stock, 85,183,412, are based on (i) the number of shares outstanding as of March 28, 2002, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, plus (ii) an aggregate of 13,995,685 remaining shares of Common Stock that Prudential Financial has the right to acquire upon the exercise of the Warrants and conversion of its remaining Series G Stock.

           Except as disclosed in this Item 5(a), neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers beneficially owns any shares of Common Stock.

           (b) The responses of Prudential Financial to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Common Stock during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

           The information set forth in Item 6 of the Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

           Not applicable.

                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 1, 2003

                                            PRUDENTIAL FINANCIAL, INC.

                                            By:   /s/ Frank Adamo
                                                 -------------------------------
                                                 Name: Frank Adamo
                                                 Title:  Second Vice President

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                     DIRECTORS OF PRUDENTIAL FINANCIAL, INC.

The address for each director is c/o Corporate Secretary, Prudential Financial, Inc., 751 Broad Street, Newark, New Jersey 07102-3777. Each director is a citizen of the United States of America, except for Mr. Thomson, who is a citizen of Canada.

NAME                           TITLE                    COMPANY

Franklin Agnew       Business Consultant            Consultant

Frederic Becker      President                      Wilentz Goldman & Spitzer, P.A.

Gilbert Casellas     President                      Casellas & Associates, LLC

James Cullen         Retired President and Chief    Bell Atlantic Corporation
                     Operating Officer

Allan Gilmour        Vice Chairman and Chief        Ford Motor Company
                     Financial Officer

William Gray III     President and Chief            The College Fund/UNCF
                     Executive Officer

Jon Hanson           Chairman                       The Hampshire Companies

Glen Hiner           Retired Chairman & Chief       Owens Corning
                     Executive Officer

Constance Horner     Guest Scholar                  The Brookings Institution

Burton Malkiel       Professor of Economics         Princeton University

Arthur F. Ryan       Chairman of the Board,         Prudential Financial, Inc.
                     Chief Executive Officer and
                     President

Ida Schmertz         Founder and Chair              Microleasing LLC

Richard Thomson      Retired Chairman & Chief       The Toronto-Dominion Bank
                     Executive Officer

James Unruh          Founding Principal             Alerion Capital Group, L.L.C.

Stanley Van Ness     Of Counsel                     Herbert, Van Ness, Cayci & Goodell


